April 8, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Erin Purnell Bradley Ecker

Re:	Energy Vault Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 8, 2022
File No. 333-262720

Ladies and Gentlemen:

On behalf of Energy Vault Holdings, Inc. (the “Company”), this letter responds to the comments set forth in the letter to the Company dated March 30, 2022 from the staff of the Securities and Exchange Commission (the “Staff”), with respect to the above-referenced Amendment No. 1 to Registration Statement. For your convenience, we have repeated and numbered the comments from the March 30, 2022 letter in italicized print, and the Company’s responses are provided below each comment.

On behalf of the Company, we are also electronically transmitting for filing an amended version of the Company’s Amendment No. 1 to Registration Statement on Form S-1 (“Amended Registration Statement”).

Amendment No. 1 to Registration Statement on Form S-1

General

1.	Revise your prospectus to disclose the price that each selling securityholder paid for the securities or warrants being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, PIPE investors, and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that, should the value of your common stock fall below $10.00 per share, the Sponsor and other selling securityholders may still experience a positive rate of return while your public securityholders may not experience a similar rate of return. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Securities and Exchange Commission

April 8, 2022

RESPONSE TO COMMENT 1:

The Company has revised its disclosures on the cover page and pages 38 and 108 to disclose the prices that the selling securityholders paid for the common stock and warrants being registered for resale and the difference between such prices and prevailing market prices. The prices paid for the securities registered for resale by the selling securityholders identified as “Energy Vault, Inc. Securityholders” on page 103 of the Amended Registration Statement are listed on pages 105 and 106. Elsewhere, the Company has disclosed purchase price paid by the former Energy Vault, Inc. Securityholders on a weighted-average basis, as the Company believes that this disclosure still illustrates the difference in the price paid as compared to the market price. The Company has also revised the disclosures to state that the selling securityholders may have a potential for unrealized gain even if they sell the registered securities when the market price of the Company’s common stock is under $10.00 per share and the amount of such potential unrealized gain based on prevailing market prices. The Company has also added an additional risk factor on page 38.

2.	Please revise to update your disclosure throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

•	Your disclosure on pages 9 and 10 reflects the year ended December 31, 2020. Please update your disclosure in Risk Factors and throughout the filing to reflect the year ended December 31, 2021.

•	Your disclosure in Description of Securities on page 88 and in Beneficial Ownership of Securities on page 97 is as of February 11, 2022. Please update your disclosure to be as of the most recent practicable date.

RESPONSE TO COMMENT 2:

The Company has revised disclosures on pages 9 and 10 to reflect the year ended December 31, 2021 and pages 43, 91, 92 and 100 through 108 to be as of the most recent practicable date.

Cover Page

3.	For each of the securities and warrants being registered for resale, disclose the price that the selling securityholders paid for such securities and warrants.

RESPONSE TO COMMENT 3:

The Company has revised the cover page to disclose the price that the selling securityholders paid for the securities being registered for resale. For the former Energy Vault, Inc. Securityholders, such price is disclosed on a weighted-average basis, as the Company believes that this disclosure still illustrates the difference in the price paid as compared to the market price.

Securities and Exchange Commission

April 8, 2022

4.	Disclose the exercise price of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds sections and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

RESPONSE TO COMMENT 4:

The Company has revised the cover page to disclose the exercise price of the warrants registered for resale compared to the prevailing market price of the Company’s common stock and to disclose the impact of market prices on the likelihood that warrantholders will exercise their warrants. The Company has revised the disclosures on page 8 in the Prospectus Summary, on page 14 of the Risk Factors, page 42 of Use of Proceeds and page 60 of Management’s Discussion & Analysis of Financial Condition and Results of Operation to disclose the impact of market prices on the likelihood that warrantholders will exercise their warrants. The Company has also revised page 60 to clarify its belief that the proceeds from the business combination will be adequate to fund its operations for the next twelve months, regardless of cash proceeds received upon the exercise for cash of warrants.

5.	We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.

RESPONSE TO COMMENT 5:

The Company has revised the cover page to disclose the negative impact that sales of shares under the Amended Registration Statement could have on the market prices of the Company’s common stock and warrants.

Risk Factors, page 9

6.	Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of your common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even if the price of your common stock falls below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Securities and Exchange Commission

April 8, 2022

RESPONSE TO COMMENT 6:

The Company has revised disclosures on page 38 to include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to the Registration Statement could have on the public trading price of the Company’s common stock.

Business, page 63

7.	In light of the significant number of redemptions and the possibility that the company may not receive significant proceeds from exercises of the warrants if there is a disparity between the exercise price of the warrants and the trading price of the common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

RESPONSE TO COMMENT 7:

The Company has revised disclosures on pages 72 and 73 to expand its discussion of capital resources to address any changes in the Company’s liquidity position since the Business Combination.

8.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that the Energy Vault Inc. Securityholders identified on page 100, beneficial owners of more than 45% of your outstanding shares, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

RESPONSE TO COMMENT 8:

The Company has revised disclosures on pages 72 and 73 to disclose the fact that this offering involves the potential sale of a substantial portion of shares for resale and the potential impact that such sales could have on the market price of the Company’s common stock.

9.	Please disclose whether you entered into any forward purchase or other agreements that provide certain investors with the right to sell back shares to the company at a fixed price for a given period after the closing date of the business combination. If so, please revise to discuss the risks that these agreements may pose to other holders if you are required to buy back the shares of your common stock as described therein. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy.

RESPONSE TO COMMENT 9:

The Company has revised disclosures on page 72 to disclose that it has neither entered into nor intends to enter into any forward purchase or other agreements that provide certain investors with the right to sell back shares to the Company at a fixed price for a given period after the closing date of the business combination.

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Securities and Exchange Commission

April 8, 2022

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Please do not hesitate to contact me at (650) 463-5335 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Jeffrey R. Vetter

cc:	Robert Piconi Energy Vault Holdings, Inc.

Michael Irvine
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP